
12061109

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


SEC Mail Processing Section
RECEIVED
APR 2 6 2012
Wash., D.C.
310

Annual Audited Report **Form X-17A-5** **Part III**	**Facing Page** **Information** **Required of Brokers and Dealers** **Pursuant to Section 17 of the Securities** **Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No.** 8-30177

Report For the Period Beginning January 1, 2011 (MM/DD/YY) **and Ending** December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:

KeyBanc Capital Markets Inc.

Official Use Only
34-1391952
FIRM ID. NO.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

Key Tower, 127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Mr. Mark A. Kovachick, Chief Financial Officer — (216) 689-3723
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(*Name—if individual, state, last, first, middle name*)

Ernst & Young LLP

Suite 1300, 925 Euclid Ave.		Cleveland	Ohio	44115-1476
(Address)	**Number and Street**	**City**	**State**	**(Zip Code)**

Check One:

- [✓] **Certified Public Accountant**
- [ ] **Public Accountant**
- [ ] **Accountant not resident in U.S. or any of its possessions.**

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (1-78)

1102-1231912

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
KeyBanc Capital Markets Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors, shareholder and management of KeyBanc Capital Markets Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries including the general ledger and bank statements.

   There were no findings.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011.

   There were no findings.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.


ERNST & YOUNG

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2011. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

April 20, 2012

SIPC-7 (33-REV 7/10)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KeyBanc Capital Markets Inc.
127 Public Square MC: OH-01-27-1324
Cleveland, OH 44114

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark A. Kovachick
(216) 689-3723

2. A. General Assessment (item 2e from page 2) $ 536,810
B. Less payment made with SIPC-6 filed (exclude interest) (306,978)
7-29-2011
Date Paid
C. Less prior overpayment applied (—)
D. Assessment balance due or (overpayment) 229,832
E. Interest computed on late payment (see instruction E) for 51 days at 20% per annum 6,405
F. Total assessment balance and interest due (or overpayment carried forward) $ 236,238
G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 236,238
H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KeyBanc Capital Markets Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of April, 2012.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1-1, 2011
and ending 12-31, 2011

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 198,966,243
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		31,542,340
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		232,110
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		31,774,449
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		704,042
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		2,679,605
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		1,962,672
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-
(Deductions in excess of $100,000 require documentation)		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 10,670,187	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		10,670,187
Total deductions		16,016,506
2d. SIPC Net Operating Revenues		$ 214,724,186
2e. General Assessment @ .0025		$ 536,810
		(to page 1, line 2.A.)

OATH OR AFFIRMATION

I, **Mark A. Kovachick**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **KeyBanc Capital Markets Inc.,** as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)



Signature

Chief Financial Officer

Title



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2011

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114
Telephone No. (216) 689-5960

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

1203-1337461

KeyBanc Capital Markets Inc.

Financial Statements and Supplementary Information

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

We have audited the accompanying statement of financial condition of KeyBanc Capital Markets Inc. (the Company) as of December 31, 2011, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KeyBanc Capital Markets Inc. at December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

As discussed in Note 2 to the accompanying financial statements, the Company has restated the beginning balance of shareholder's equity as of January 1, 2011.



April 18, 2012

1203-1337461

KeyBanc Capital Markets Inc.

Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets	
Cash	$ 4,540
Cash segregated under federal regulations	38,101
Receivable from brokers and dealers	15,084
Trade date receivables, net	95,670
Receivable from customers	7,913
Securities purchased under agreements to resell	228,692
Securities owned:	
Marketable, at market value	555,499
Not readily marketable, at fair value	56,971
Other investments	3,917
Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,717	752
Net deferred tax assets	7,954
Other receivables	24,644
Other assets	22,247
Total assets	$ 1,061,984
Liabilities and shareholder's equity	
Liabilities:	
Securities sold under agreements to repurchase	$ 289,978
Securities sold, but not yet purchased, at fair value	329,649
Payable to brokers and dealers	2,646
Unsecured line of credit with Parent	159
Payable to affiliate	513
Trade date payables, net	36,875
Payable to customers	2,189
Accrued compensation	78,144
Other liabilities	12,293
Total liabilities	752,446
Shareholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	–
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding	1
Additional paid-in capital	239,204
Retained earnings	70,333
Total shareholder's equity	309,538
Total liabilities and shareholder's equity	$ 1,061,984

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Operations

Year Ended December 31, 2011
(In Thousands)

Revenues	
Commissions	$ 58,174
Principal transactions	22,184
Underwriting and investment banking	95,412
Interest and dividends	23,097
Other revenues	99
Total revenues	198,966
Expenses	
Employee compensation and benefits	123,981
Interest	10,670
Floor brokerage and clearance	2,680
Communications	2,625
Occupancy and equipment	10,295
Promotion and development	9,641
Data processing	23,825
Management fee paid to affiliate	6,329
Processing fee paid to affiliate	7,717
Other operating expenses	11,811
Total expenses	209,574
Loss before income taxes	(10,608)
Income tax benefit	3,350
Net loss	$ (7,258)

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2011
(In Thousands)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2011	$ 1	$ 239,204	$ 88,883	$ 328,088
After-tax effect of errors in prior period financial statements (Note 2)			(11,292)	(11,292)
Balance at January 1, 2011, restated	1	239,204	77,591	316,796
Net loss	–	–	(7,258)	(7,258)
Balance at December 31, 2011	$ 1	$ 239,204	$ 70,333	$ 309,538

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Statement of Cash Flows

Year Ended December 31, 2011
(In Thousands)

Operating activities	
Net loss	$ (7,258)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	266
Deferred compensation	1,348
Deferred income taxes	(5,319)
Changes in operating assets and liabilities:	
Decrease (increase) in cash segregated under federal regulations	(33,461)
Decrease (increase) in receivable from brokers and dealers	(3,461)
Decrease (increase) in trade date receivables	(87,059)
Decrease (increase) in receivable from customers	(5,095)
Decrease (increase) in securities owned	200,005
Decrease (increase) in other investments	66
Decrease (increase) in other receivables	(5,602)
Decrease (increase) in other assets	(15,996)
Increase (decrease) in securities sold, not yet purchased	(4,118)
Increase (decrease) in payable to brokers and dealers	1,961
Increase (decrease) in trade date payables	15,056
Increase (decrease) in payable to customers	(264)
Increase (decrease) in payable to affiliates	(1,887)
Increase (decrease) in accrued compensation	1,324
Increase (decrease) in other liabilities	2,364
Net cash provided by operating activities	52,870
Investing activities	
Purchases of furniture, equipment, and leasehold improvements	(374)
Net cash used in investing activities	(374)
Financing activities	
Decrease in securities purchased under agreements to resell	93,019
(Decrease) in securities sold under agreements to repurchase	(146,109)
Net proceeds from unsecured line of credit with Parent	159
Net cash used in financing activities	(52,931)
Net decrease in cash	(435)
Cash at beginning of fiscal year	4,975
Cash at end of fiscal year	$ 4,540
Additional disclosures relative to cash flow	
Taxes paid to Parent	$ 5,596
Interest paid	10,744

See accompanying notes to financial statements.

KeyBanc Capital Markets Inc.

Notes to Financial Statements

December 31, 2011
(In Thousands)

1. Organization

KeyBanc Capital Markets Inc. (KBCM or the Company) is a wholly owned subsidiary of KeyCorp (the Parent). The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting and investment banking, and principal and agency transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of the financial statements.

Basis of Presentation

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash

Cash represents cash in banks. Cash balances may be in excess of FDIC insurance limits.

Cash of $38,101 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act.

2. Significant Accounting Policies (continued)

Receivable from (Payable to) Brokers and Dealers

Receivables from brokers and dealers include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations related to open transactions, and commissions receivable. Payables to brokers and dealers consist of amounts payable for securities failed to receive, deposits received for securities loaned, and amounts payable to clearing organizations on open transactions.

Trade Date Receivables (Payables)

Trade date receivables and payables arise from unsettled trades where the Company records a transaction in a security position as of the trade date with an offsetting payable or receivable recorded to offset the traded security position. KBCM nets the receivable and payables for unsettled trades with the same clearing organization.

Receivable from (Payable to) Customers

Receivable from customers includes amounts due on cash transactions, including customer fails to receive and deliver. The value of securities owned by customers and held as collateral for these receivables is not reflected in the statement of financial condition.

Collateralized Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as financing transactions and are carried at the amounts at which the securities will be reacquired or resold as specified in the respective agreements. It is the Company's policy to obtain possession of the securities (primarily treasuries) underlying securities purchased under agreements to resell and to provide the securities collateral for securities sold under agreements to repurchase. The Company monitors the risk of loss on these transactions by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral when deemed appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company uses repurchase agreements only for the purpose of funding its security portfolio and does not engage in matched-book transactions to profit from bid-ask spreads.

2. Significant Accounting Policies (continued)

Securities borrowed of $12,732, which are included in receivable from brokers and dealers, are carried at the amounts of cash collateral advanced and received in connection with these transactions.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade date basis and carried at fair value. Changes in unrealized gains and losses are included in revenues from principal transactions in the Statement of Operations. Realized gains on sales of securities are generally determined based on the sale of positions held on a first-in-first-out basis. Information pertaining to the Company's accounting policy for fair value measurements is summarized below under the heading "Fair Value Measurements."

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. Furniture and equipment are depreciated on the straight-line method over their estimated useful lives varying from 3 to 10 years. Leasehold improvements are amortized on the straight-line method over the life of the lease or the useful life of the improvement, whichever is shorter, and vary from 1 to 15 years. Accumulated depreciation and amortization on furniture, equipment, and leasehold improvements totaled $1,717 at December 31, 2011.

Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

2. Significant Accounting Policies (continued)

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not, the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The guidance also revises disclosure requirements to include an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2011.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on the trade date basis and vary based on individual commission rates and production volume. Bonuses include both discretionary and non-discretionary amounts. Discretionary amounts are accrued as pre-determined benchmarks are met. Non-discretionary amounts are accrued during the year based on estimated payouts.

Revenue Recognition

Securities transactions and related commission revenue and expense are recorded on a trade-date basis.

Investment banking revenue (other than underwriting revenue) is recorded as the income is earned and the related services are performed. Underwriting revenue is recorded upon completion of the underwriting.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the trade date of the underlying purchase or sale and accrued into income on the effective yield method. Interest expense incurred on securities repurchase activities is also recorded based on the trade date of the funding transaction and accrued into expense on the effective yield method.

2. Significant Accounting Policies (continued)

Reimbursements received for out-of-pocket expenses incurred by the Company on behalf of outside parties are netted against the expense incurred.

Promotional and development expense is mainly comprised of travel and entertainment expense associated with the acquisition of new clients and fostering existing client relationships. Such costs are expensed as incurred.

Fair Value Measurements

Accounting guidance defines fair value as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. It represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the forum with the greatest volume and level of activity. In the absence of a principal market, valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, liquidity valuation adjustments are considered to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes the transfer will not affect the nonperformance risk associated with the liability. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

2. Significant Accounting Policies (continued)

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. Selecting the appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation techniques requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are estimated by management and are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following factors: (a) quoted market prices for similar assets or liabilities; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations quarterly. Additional information regarding fair value measurements and disclosures is provided in Note 12 (Fair Value Measurements).

(In Thousands)

2. Significant Accounting Policies (continued)

Restatement of Prior Period Financial Statements

The December 31, 2010 Statement of Financial Condition included $13,679 ($8,591 net of tax) in net trade date receivables that was found to be unsubstantiated during 2011. Also, an additional $4,305 ($2,701 net of tax) of liabilities should have been accrued as of December 31, 2010. The after-tax amount of the trade date receivables (payables) and unrecorded liabilities errors of $8,591 and $2,701, respectively, are presented in the Statement of Changes in Shareholder's Equity as "After-tax effect of errors in prior period financial statements." The pro forma effect of the errors on 2010 net income is shown below.

	Year Ended December 31, 2010
Net income, as previously reported	$ 14,428
Write-off of unsubstantiated trade date receivable, net of tax	(8,591)
Accrual of unrecorded liabilities, net of tax	(2,701)
Net income, as restated	$ 3,136

The effect of the errors reduced shareholder's equity by $11,292 as of December 31, 2010.

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

(In Thousands)

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted in 2011

Improving Disclosures About Fair Value Measurements. In January 2010, the FASB issued accounting guidance that requires new disclosures regarding certain aspects of an entity's fair value measurements and clarifies existing fair value disclosure requirements. Most of these new disclosures were required for interim and annual reporting periods beginning after December 15, 2009 (effective January 1, 2010, for the Company). The disclosures regarding purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements were effective for interim and annual periods beginning after December 15, 2010 (effective January 1, 2011, for the Company). The required disclosures are provided in Note 12 (Fair Value Measurements).

Accounting Guidance Pending Adoption at December 31, 2011

Fair value measurement. In May 2011, the FASB issued accounting guidance that changes the wording used to describe many of the current accounting requirements for measuring fair value and disclosing information about fair value measurements. This accounting guidance clarifies the FASB's intent about the application of existing fair value measurement requirements. It is effective for the interim and annual periods beginning on or after December 15, 2011 (effective January 1, 2012, for the Company) with early adoption prohibited. The Company does not expect the adoption of this accounting guidance to have a material effect on the Company's financial condition or results of operations.

Repurchase agreements. In April 2011, the FASB issued accounting guidance that changed the accounting for repurchase agreements and other similar arrangements by eliminating the collateral maintenance requirement when assessing effective control in these transactions. This change could result in more of these transactions being accounted for as secured borrowings instead of sales. This accounting guidance will be effective for new transactions and transactions that are modified on or after the first interim or annual period beginning after December 15, 2011 (effective January 1, 2012, for the Company). Early adoption of this guidance is prohibited. The Company does not expect the adoption of this accounting guidance to have a material effect on the Company's financial condition or results of operations because the Company does not account for these types of arrangements as sales.

(In Thousands)

2. Significant Accounting Policies (continued)

Offsetting. In December 2011, the FASB issued new accounting guidance that requires an entity to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of those arrangements on the entity's financial position. This new accounting guidance is effective for annual reporting periods beginning on or after January 1, 2013 and interim periods within those annual periods (effective January 1, 2013 for the Company).

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2011, consist of the following:

	Securities Owned, at Fair Value	Securities Sold, But Not Yet Purchased, at Fair Value
Securities:		
U.S. and Canadian government obligations	$ 280,519	$ 254,457
Corporate obligations	143,895	75,187
State and municipal government obligations	80,674	–
Money market accounts	78,000	–
Other securities	26,162	–
Stocks and warrants	971	5
Banker's acceptances, certificates of deposit and commercial paper	2,249	–
	$ 612,470	$ 329,649

Securities not readily marketable include securities for which there is no market on a national securities exchange or no independent publicly quoted market. The Company held $56,971 of such securities at December 31, 2011 which are included in the table above under "Corporate obligations" and "Other securities." Included in Other securities are $22,943 of student loan backed securities that are issued by a Trust of which the Parent consolidates in its financial statements.

(In Thousands)

4. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent and other banks under renewable lines of credit. At December 31, 2011, the Company had ongoing committed credit arrangements of $1,900,000 with the Parent and uncommitted facilities of $140,000 with third party financial institutions. Interest on these lines of credit is based on prevailing short-term market rates. At December 31, 2011, the Company had an outstanding balance of $159 on its commitment with the Parent. The Company pays no commitment fees for access to the committed and uncommitted facilities.

Securities sold under agreements to repurchase bear interest at rates ranging from 0.18% to 0.87% and are collateralized by Company-owned securities with a fair value of $305,630 at December 31, 2011.

Total interest paid in 2011 on short-term borrowings was $10,744.

5. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Parent and its affiliates.

The Parent and affiliated companies provide certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2011 were:

Occupancy and equipment	$ 9,319
Processing fee	7,717
Management fee	6,329
	$ 23,365

Of the expenses recorded above, $513 is payable to the Parent at December 31, 2011. The Company has entered into certain revenue sharing agreements with several lines of businesses of affiliates. Revenues from affiliates for 2011 were $4,346 from these agreements.

KeyBanc Capital Markets Inc.

Notes to Financial Statements (continued)

(In Thousands)

6. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

Income taxes included in the Statement of Operations are summarized below.

Current expense:		
Federal	$	1,744
State		225
Total current expense		1,969
Deferred benefit:		
Federal		(4,834)
State		(485)
Total deferred benefit		(5,319)
Total income tax benefit	$	(3,350)

The difference between income tax benefit and the amount computed by applying the statutory federal tax rate of 35% to loss before income taxes is as follows:

Loss before income taxes at 35% U.S. statutory federal tax rate	$	(3,713)
State income tax, net of federal tax benefit		(169)
Tax-exempt interest income		(392)
Disallowed meals and entertainment		398
Deferred tax adjustment		591
Customer gifts > $25		19
Other		(84)
Total income tax benefit	$	(3,350)

(In Thousands)

6. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2011, are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 13,298
Furniture and equipment	259
State taxes	51
Other	(301)
Total deferred tax assets	13,307
Deferred tax liabilities:	
Accrued expenses	5,441
Exchange memberships	(88)
Total deferred tax liabilities:	5,353
Total net deferred tax assets	$ 7,954

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes paid to the Parent were $5,596 for the year ended December 31, 2011. At December 31, 2011, KBCM had a $2,665 intercompany payable to the Parent for federal and state income taxes and is included in other liabilities on the balance sheet.

(In Thousands)

7. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is a defendant in various lawsuits incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the financial condition of the Company.

Obligations Under Noncancelable Leases

Aggregate commitments under operating leases for office space and equipment in effect as of December 31, 2011, with initial or remaining noncancelable lease terms in excess of one year are approximately $1,054 payable as follows: 2012 – $442; 2013 – $333; 2014 – $170 and 2015 – $109. Certain of these leases have escalation clauses based on certain increases in costs incurred by the lessor and renewal options. Rental expense and sublease rental income amounted to $1,334 and $295, respectively, for the year ended December 31, 2011.

8. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule which requires that the Company maintain minimum net capital, as defined, equal to 2% of aggregate debit balances arising from customer transactions, as defined. FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital and aggregate debit balances change from day to day. At December 31, 2011, the Company's net capital under the Rule was $147,465 or 1,840% of aggregate debit balances, and $146,465 in excess of the minimum required net capital.

9. Financial Instruments with Off-Balance Sheet and Credit Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to risk in the event the customer is unable to fulfill its contractual obligations. The Company maintains cash and accounts on a delivery-versus-payment and receipt-versus-payment basis for its customers located throughout the United States.

The Company, as a part of its normal brokerage activities, assumes short positions on securities. The establishment of short positions exposes the Company to off-balance sheet risk in the event prices change, as the Company may be obligated to cover such positions at a loss. The Company enters into short positions in United States government bonds in order to manage the interest rate risk related to trading positions in corporate bonds, mortgage-backed securities and United States government securities. The Company enters into short positions in corporate stocks in the ordinary course of operation related to its NASDAQ trading activities.

As a securities broker and dealer, a substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair customers' or counterparties' abilities to satisfy their obligations to the Company. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit the risk through consideration of numerous factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, and analyzing the expected duration of positions. Where considered necessary, the Company requires a deposit of additional collateral, or a reduction of securities positions.

10. Derivative Financial Instruments

A derivative instrument is a contract whose value is based on the performance of an underlying financial asset, index, or other investment. The Company enters into derivative contracts, including exchange-traded futures and options on futures, in the normal course of business to manage exposure for loss due to market risk. Market risk is the potential for changes in the value of the instrument due to changes in market conditions. The Company's exposure to market risk is determined by a number of factors, including the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility.

(In Thousands)

10. Derivative Financial Instruments (continued)

Derivative instruments are generally based on notional values that are used to determine future cash flows to be exchanged. Derivative financial instruments are carried at fair value and are included in securities owned and securities sold, but not yet purchased on the Statement of Financial Condition. Net gains and losses on derivative transactions are recorded in principal transactions on the Statement of Operations. Exchange-traded derivatives are valued based on quoted market prices.

In addition, the Company enters into other contractual commitments that include securities transactions on a TBA (To be Announced) basis. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. At December 31, 2011, the Company's commitment to purchase and sell under these contracts on a trade date basis was $72,905 and $105,925, respectively. Net gains and losses on TBA transactions are recorded in principal transactions on the Statement of Operations. Exchange-traded derivatives are valued based on quoted market prices.

11. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 25% of eligible compensation with up to 6% being eligible for matching contributions in the form of KeyCorp common shares. The plan also permits the distribution of a discretionary profit-sharing component which was 3% for 2011 for eligible employees as of December 31, 2011. For the year ended December 31, 2011, the Company's contribution expense was $4,330.

Effective December 31, 2009, the Parent amended the pension plan to freeze all benefit accruals. The Company will continue to credit participants' account balances for interest until participants receive their plan benefits. The plan was closed to new employees as of December 31, 2009.

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2011, the Company's allocated costs were $1,977.

12. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance for fair value measurements and disclosures, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using valuation models or third-party pricing services. Both of these approaches rely on market-based parameters, when available, such as interest rate yield curves, option volatilities and credit spreads or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing is not indicative of the counterparty's credit quality.

Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- volatility associated with the primary pricing components.

12. Fair Value Measurements (continued)

The Company ensures that fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models;
- a detailed review of profit and loss conducted on a regular basis; and
- a validation of valuation model components against benchmark data and similar products, where possible.

Management reviews any changes to valuation methodologies to ensure they are appropriate and justified, and refines valuation methodologies as more market-based data becomes available. Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period.

Qualitative Disclosures of Valuation Techniques

The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities.
- Securities are classified as Level 2 if quoted prices for identical securities are not available, and management determines fair value using pricing models or quoted prices of similar securities. These instruments include bonds backed by the U.S. government, securities issued by the U.S. Treasury, municipal bonds and certain agency collateralized mortgage obligations. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets and standard inputs such as yields, broker/dealer quotes, bids and offers.

12. Fair Value Measurements (continued)

- Securities are classified as Level 3 when there is limited activity in the market for a particular instrument. In such cases, we use internal models based on certain assumptions to determine fair value. Inputs for the Level 3 internal models include expected cash flows from the underlying loans, which take into account expected default and recovery percentages, market research, and discount rates commensurate with current market conditions. The Company holds commercial mortgage-backed securities and a student loan asset-backed security that are classified as Level 3.

The value of our repurchase and reverse repurchase agreements, trade date receivables and payables, and short positions is driven by the valuation of the underlying securities. The underlying securities may include equity securities, which are valued using quoted market prices in an active market for identical securities, resulting in a Level 1 classification. If quoted prices for identical securities are not available, fair value is determined by using pricing models or quoted prices of similar securities, resulting in a Level 2 classification. For the interest rate-driven products, such as government bonds, U.S. Treasury bonds and other products backed by the U.S. government, inputs include spreads, credit ratings and interest rates. For the credit-driven products, such as corporate bonds and mortgage-backed securities, inputs include actual trade data for comparable assets, and bids and offers.

(In Thousands)

12. Fair Value Measurement (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. generally accepted accounting principles. The following table presents our assets and liabilities measured at fair value on a recurring basis at December 31, 2011.

	December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets measured on a recurring basis:				
Securities owned:				
U.S. and Canadian government obligations	$ –	$ 280,519	$ –	$ 280,519
Corporate obligations	–	110,026	33,869	143,895
State and municipal government obligations	–	80,674	–	80,674
Money market accounts	–	78,000	–	78,000
Other securities	–	3,060	23,102	26,162
Stocks and warrants	971	–	–	971
Banker's acceptances, certificates of deposit and commercial paper	–	2,249	–	2,249
Total securities owned	971	554,528	56,971	612,470
Total assets on a recurring basis at fair value	$ 971	$ 554,528	$ 56,971	$ 612,470
Liabilities measured on a recurring basis:				
Securities sold, but not yet purchased:				
U.S. government obligations	–	254,457	–	254,457
Corporate obligations	–	75,187	–	75,187
Stocks and warrants	5	–	–	5
Total securities sold, but not yet purchased	5	329,644	–	329,649
Total liabilities on a recurring basis at fair value	$ 5	$ 329,644	$ –	$ 329,649

(In Thousands)

12. Fair Value Measurement (continued)

Changes in the Level of Fair Value Measurements

The following table shows the change in the fair values of the Company's Level 3 financial instruments for the year ended December 31, 2011.

	Securities Owned
Balance at December 31, 2010	$ 20,604
Unrealized gains included in earnings	2,838
Purchases	1
Transfers into Level 3	33,528
Balance at December 31, 2011	$ 56,971

There were no significant transfers between Level 1 and Level 2 during 2011.

Supplementary Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2011
(In Thousands)

Net capital		
Total shareholder's equity from statement of financial condition		$ 309,538
Deductions and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable *	66,328	
Investment in partnerships	3,917	
Furniture, equipment and leasehold improvements	752	
Deferred tax assets	7,954	
Other receivables	12,805	
Other assets	21,094	
		112,850
Additional charges for customers' and noncustomers' security accounts	195	
Aged fails-to-deliver	141	
Other deductions and/or charges	17,405	
		17,741
		130,591
Net capital before haircuts on security positions		178,947
Haircuts on security positions:		
Contractual security commitments	–	
Trading and investment securities:		
Banker's acceptances, certificates of deposit and commercial paper	–	
U.S. and Canadian government obligations	4,543	
State and municipal government obligations	10,691	
Corporate obligations	11,711	
Stocks and warrants	281	
Money market accounts	1,560	
Other securities	2,369	
Undue concentration	327	
		31,482
Net capital		$ 147,465

* Securities owned not readily marketable include not only securities classified as Level 3 assets under GAAP but also fixed income securities that are not rated in one of the top four highest rating categories by at least two nationally recognized statistical rating organizations.

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1 (continued)

December 31, 2011
(In Thousands)

Computation of alternative net capital requirement	
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2011	160
Minimum net capital requirement	1,000
Excess net capital	$ 146,465
Percentage of net capital to aggregate debit items	1,840%
Net capital in excess of	
4% of aggregate debit items	$ 147,145
5% of aggregate debit items	$ 147,065

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2011
(In Thousands)

Credit items		
Free credit balances and other credit balances in customers' security accounts	$	3,976
Customers' securities failed-to-receive		747
Credit balances in firm accounts which are attributable to principal sales to customers		–
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days		–
Market value of short securities and credits in all suspense accounts over seven business days		28
Other		–
Total credits		4,751
Debit items		
Debit balances in customers' cash and margin accounts		7,910
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		–
Failed to deliver of customers' securities not older than thirty calendar days		102
Aggregate debit items		8,012
Less 3%		240
Total debits		7,772
Excess of total debits over total credits	$	3,021
Amount on deposit in Reserve Bank Account	$	38,101

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2011
(In Thousands, Except Number of Items)

Market valuation and number of items:

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of December 31, 2011 (for which instructions to reduce to possession or control had been issued) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3.	–
A. Number of items.	–
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$ –
A. Number of items.	–

See accompanying Supplementary Report of Independent Registered Public Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule IV

Reconciliation of Computation of Net Capital Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2011, unaudited amended Form X-17 a-5, Part II and reconciliation submitted on April 18, 2012.

See accompanying Supplementary Report of Independent Registered Accounting Firm on Internal Controls.

KeyBanc Capital Markets Inc.

Schedule V

Reconciliation of Computation for Determination of Reserve Requirements Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There were no material differences in the aggregate amount or individual amounts between the excess of total debits over total credits reported in Schedule II and the excess of total debits over total credits reported in the Company's December 31, 2011, unaudited amended Form X-17a-5, Part II and reconciliation submitted on April 18, 2012.

See accompanying Supplementary Report of Independent Registered Accounting Firm on Internal Controls.

Supplementary Report on Internal Controls

ERNST & YOUNG

Ernst & Young LLP
Suite 1300
925 Euclid Avenue
Cleveland, OH 44115-1476

Tel: +1 216 861 5000
Fax: +1 216 583 2013
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors and Shareholder
KeyBanc Capital Markets Inc.

In planning and performing our audit of the financial statements of KeyBanc Capital Markets Inc. (the Company), as of and for the year ended December 31, 2011, in accordance with the auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to Merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These deficiencies were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2011, and these deficiencies did not affect our report on the financial statements of the Company dated April 18, 2012.

Internal control deficiencies were identified with regard to a technology interface and the related reconciliation process between the trade order processing and accounting systems for the Company's trade date receivables and trade date payables balances. As a result of these deficiencies, certain trade date receivables and payables balances (per the trade processing systems) were not appropriately recorded in the accounting systems and these differences were not identified in the daily and monthly reconciliation processes. In addition, an internal control deficiency was identified with regard to certain expenses that were recorded on a cash basis. The Company has allocated resources to establishing new controls and improving upon existing processes to ensure the controls in place are functioning to prevent a recurrence of the errors identified herein and to help prevent and detect material misstatements going forward.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, except for the matters described in the preceding paragraph that we consider to be material inadequacies, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

April 18, 2012